July 28, 2005

BGI`s Product Management Team, Intermediary Investors
    and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
45 Fremont Street
San Francisco, California  94105

Re:	iShares GSCI Commodity-Indexed Trust
	iShares GSCI Commodity-Indexed Investing Pool LLC
	Registration Statement on Form S-1
	Registration No. 333-126810
	Filed July 22, 2005

Dear Sirs/Mdmes:

	This is to advise you that a preliminary review of the above registration statement indicates material deficiencies of the requirements of the Securities Act of 1933, and the rules and regulations under the Act. For example, we note that you have not included financial statements as required by Items 3-01 and 3-02 of
Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting an amendment that includes updated financial statements. We will commence our review
of your registration statement at that time.   Please refer any
questions to Michael McTiernan, Special Counsel, at (202) 551-
3852.


							Sincerely,



							Elaine Wolff
							Branch Chief

cc:	Edward J. Rosen, Esq. (via facsimile)